Exhibit 99.3

NEWS

Starfield Reports Results for the Fourth Quarter and Year
ended February 28, 2009 and Provides Exploration Update

Toronto, Ontario - April 23, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that its financial results for the fourth quarter and year ended February 28, 2009 have been filed on SEDAR.

For the three and twelve month periods ended February 28, 2009, Starfield incurred costs for exploration and related equipment totaling $1.9 million and $28.7 million, respectively. The exploration expenditures were directed toward the continued advancement of the Company’s Ferguson Lake project in Nunavut, including its grassroots diamond and gold exploration programs on the surrounding area. Administrative expenditures amounted to $1.4 million and $3.5 million for the three and twelve months ended February 28, 2009, respectively.

During the year ended February 28, 2009, Starfield raised $22.3 million through private placements, and at February 28, 2009, the Company had approximately $3.9 million of cash on hand.

Exploration update

The Company is currently flying a DigHEM electro-magnetic survey to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. The survey is expected to identify high potential geologic structures to a higher degree of resolution than the previous airborne survey. Surveying should be completed by the beginning of May with a preliminary interpretation available in due course, typically 8 to 10 weeks after completion of the survey. Pending the results of this airborne survey, additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next step. Additional diamond drilling will also take place if warranted.

The annual audited financial statements, management’s discussion and analysis and additional information are available on the Company’s website and on SEDAR.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.  The Company has also embarked on a diamond exploration program on its property and recently discovered a diamond.

Forward Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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